FILED VIA EDGAR CORRESPONDENCE

September 29, 2010

Valerie J. Lithotomos, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Calvert Impact Fund, Inc. Calvert Small Cap Value Fund SEC File Nos. 811-10045 and 333-44064 1940 Act Post-Effective Amendment No. 22

Dear Ms. Lithotomos:

This letter serves as a response to your comments on behalf of the SEC staff (the "Staff") made to me by telephone on September 27, 2010, regarding the above-referenced post-effective amendment, which relates to the conversion of Calvert Small Cap Value Fund (the "Fund") to a small cap core fund and the registration of Class B shares.

Response to Staff Comment

Investment Company Names Rule and Investment in Foreign Securities. In accordance with Rule 35d-1 of the Investment Company Act of 1940, as amended, the Fund has adopted a policy to invest at least 80% of its net assets in common stocks of small companies. The Fund may also invest up to 25% of its net assets in foreign securities. The Fund's ability to invest up to 25% of its assets in foreign securities is consistent with the Fund's 80% small company investment policy because such policy is not restricted to investment solely in domestic small-cap securities.

Supplemental Representations

Revisions to Expense Table and Hypothetical Expense Example Regarding Class B Shares. The numbers in the expense table and the hypothetical expense table relating to the Class B shares of the Fund were slightly revised, as reflected in the attached retail prospectus.

Finally, on behalf of the Registrant and as an officer of Calvert Impact Fund, Inc., I acknowledge that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
  The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Assistant Vice President and
Assistant Secretary